Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

Dated November 9, 2015

(To Preliminary Prospectus dated November 6, 2015)

Registration Statement No. 333-207411

Free Writing Prospectus

On November 9, 2015, Square, Inc., sent an email message to Square’s sellers and Square cash customers, advising that a certain number of shares to be offered in the IPO would be made available through the platform maintained by LOYAL3 Securities, Inc. The content of that email is set forth below.

Information on, or accessible through, the Square, Inc. website or any of the websites cited in the email is not part of this Free Writing Prospectus, nor is it part of Square’s preliminary prospectus or registration statement.

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From: Square

Subject: Own a part of Square

PH: We’re going public and we’d like to offer you the opportunity to buy our stock.

To our sellers,

We’ve been growing alongside you for the last six years, and now we’re ready to take another step forward. Soon, we’re going to be publicly traded on the New York Stock Exchange, and we’d like to invite you to participate.

We stand for inclusion and would like to offer you the opportunity to buy our IPO stock. The shares being made available in the directed share program, up to 5% of the Class A common shares sold in the IPO, are being sold by the Start Small Foundation, a donor-advised fund held and administered by the Silicon Valley Community Foundation, the selling stockholder. The Start Small Foundation was created by Jack Dorsey, Square’s co-founder and CEO, to meaningfully invest in the people who inspire us: artists, musicians, and local businesses, with a special focus on underserved communities around the world. When you buy stock from this offering, the proceeds from the sale will go to support the Start Small Foundation. LOYAL3 will administer the sale of these shares.

The LOYAL3 IPO™ Platform is designed to democratize IPO participation, making it easy and affordable for large numbers of people to purchase shares in our IPO at the same price, and at the same time, as institutions and other large investors. Enrollment is on a first-come, first-served basis and limited to one transaction per account.

Individuals can elect to purchase shares in our IPO through LOYAL3 in amounts starting at $100, with no transaction fees. Should you choose to forward this email to another email address you own, you must do so without changes, in precisely this form (only by email, so hyperlink to the preliminary prospectus is active, and only to U.S. residents).

For more information, or to view a preliminary prospectus and to enroll, visit Square IPO through the LOYAL3 Platform. If prompted, use your unique token, [TOKENXYZXYZXYZ] to access enrollment. This unique token can only be used for one transaction.

We appreciate your support, and look forward to finding new ways to grow with you for many years to come.

Best,

The Square Team

Square, Inc. (the “Company”) has filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the preliminary prospectus may be obtained by requesting a copy from LOYAL3 Securities, Inc. by calling toll-free 1-855-256-9253 or emailing support@loyal3.com. U.S. residents only.

LOYAL3 Securities, Inc., a U.S. registered broker-dealer, is acting as a co-manager in the Square, Inc. IPO.

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Square, Inc. has filed a registration statement (including a preliminary prospectus) (File No 333-207411) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Square, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, a copy of the preliminary prospectus may be obtained from any underwriter or any dealer participating in the offering, including by e-mailing support@loyal3.com or by requesting a copy from LOYAL3 Securities, Inc., PO Box 26027, San Francisco, CA 94126 or by calling toll-free 855-256-9253.